Exhibit 8.1
List of Subsidiaries of Gambling.com Group Limited

Name of Subsidiary (1)	Jurisdiction
GDC Media Limited	Ireland
GDC Malta Limited	Malta
GDC America, Inc.	United States (Florida)
NDC Holding Limited	British Virgin Islands
NDC Media Limited	Malta
Roto Sports, Inc.	United States (Delaware)
GDC Odds Holdings, Inc. (f/k/a Odds Holdings, Inc.)	United States (Delaware)
OddsJam, Inc.	United States (Delaware)
OpticOdds, Inc.	United States (Delaware)

(1) The names of particular subsidiaries have, in certain instances, been omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended.